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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Quipp, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
748802105
(CUSIP Number)
Frederick W. Dreher, Esquire
John W. Kauffman, Esquire
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103; telephone: 215-979-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		45,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		145,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.94%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

CUSIP No.	CUSIP No. 748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		145,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (see stock option description in Item 5(c) of Amendment No. 1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.94%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

This filing constitutes Amendment No. 2 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”). The following items of the Schedule 13D are restated or amended and restated:

Item 4.	Purpose of the Transaction.
     On September 10, 2007, Mr. Wright delivered a letter to the Issuer whereby Mr. Wright resigned from the Issuer’s Board of Directors. The reason for Mr. Wright’s resignation was his disagreement with the terms whereby the Board of the Issuer extended the Issuer’s shareholder rights plan, and Mr. Wright filed a formal written dissent with the Issuer’s secretary expressing the rationale for his vote against the extension of the shareholder rights plan.
     On November 14, 2006, the Reporting Persons and the Issuer entered into an agreement, pursuant to which the Issuer increased the size of the Board by one director, and Mr. Wright was elected to serve on the Board of Directors. The Issuer also agreed to nominate Mr. Wright for election to the Board of Directors at the 2006 and 2007 annual meetings of shareholders. In accordance with the agreement, Mr. Wright was also named to the Audit Committee of the Board of Directors and to a special committee of the Board of Directors that had been considering strategic alternatives.
     Under the agreement, the members of the Reporting Persons agreed that, until the end of a “standstill period,” the Reporting Persons would vote their shares of Issuer stock in accordance with the agreement, refrain from purchasing additional shares of Issuer stock and only engage in sales of Issuer stock under certain circumstances. In addition, the Reporting Persons agreed to certain other commitments and provisions through the standstill period. Under the agreement, the standstill period will terminate upon the later of (A) the first anniversary of the date of the agreement; and (B) six months after the date on which David W. Wright ceases to serve as a director (subject to early termination if the Issuer materially breaches certain of its commitments or obligations in the agreement). Therefore, the standstill period under the agreement will expire on March 10, 2008.
     The foregoing description does not purport to be a complete summary of the terms of the agreement and is qualified in its entirety by reference to the full text of the agreement referenced in the exhibit index in Item 7 below.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7.	Material To Be Filed As Exhibits.
1.	Agreement, dated as of November 14, 2006, by and among the Issuer and Henry Investment Trust, L.P., Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright. (Incorporated by reference to Exhibit 99.1 to Issuer’s Form 8-K filed with the Commission on November 15, 2006.)

SIGNATURE
     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: September 12, 2007	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: September 12, 2007	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: September 12, 2007	By:	/s/ David W. Wright
David W. Wright,
President

Date: September 12, 2007	/s/ David W. Wright
David W. Wright